Filed by Cantor Equity Partners, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.
Commission File No. 001-42250
Twenty One Capital, Inc.
Date: August 27, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”), a Cayman Islands exempted company, and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (“Twenty One”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On August 27, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, was interviewed by Tim Stenovec on Bloomberg TV and the transcript is below.

Tim Stenovec: Let’s go more into crypto treasuries I want to bring in Jack Mallers, CEO of Twenty One Capital, it’s a crypto treasury company set to launch with more than 43,000 bitcoin and go public sometime this year. That is where I want to start. When is this happening? What is an updated timeline?

Jack Mallers: I am on public file with a press release saying that we have filed our S-4 some time ago. We are enjoying the communications with the SEC. We’re hopeful of a Q3. Obviously, it could spill over into Q4, but we think soon. How about that?

Tim Stenovec: Q3 this year could spill into Q4 this year.

Jack Mallers: Yeah. And if we’re doing the math, we’re almost done with Q2.

Tim Stenovec: Yeah we are.

Jack Mallers: So yeah, there we go. We’re putting it together. So I think we’re excited. But ultimately it’s about our relationship with the SEC and their ability to get comfortable with the transaction. And we feel confident. But a lot of that’s not in our control. So we’re working with them diligently and we’re excited.

Tim Stenovec: When you’re working with them. What are you finding as the holdup right now?

Jack Mallers: It’s just a complicated and big transaction. I mean, we have over 43,000 Bitcoin sitting in escrow. We’re doing it with Cantor Equity Partners. So there’s some big names. There’s a lot of capital and everyone. I mean listen our job in with the SEC is making sure that investors in the capital markets know what they need to know about the business and everything is disclosed. So we don’t plan on ever taking shortcuts. We want to do everything the right way, and that’s really much it. But we’re happy with the speed so far.

Tim Stenovec: What have you been doing in the meantime while this crypto has been in escrow, while these Bitcoins have been in escrow, have you started to lend or do you have customers right now?

Jack Mallers: Nothing I can disclose on this show. I’ll be back whenever I can. I’ll tell you all about it. No, we’ve raised a ton of money. We brought on SoftBank as a minority but significant partner who will join us on the board. So we have sovereign capital. We have the largest crypto business in the world, cash flow, stablecoins and Tether. We built a tremendous leadership team. And as I’ve talked about on the show, we do plan to launch a business. What I would say to you Tim, is I don’t know if we consider ourselves a Bitcoin treasury company.

Tim Stenovec: Why not?

Jack Mallers: We have a Bitcoin treasury business.

Tim Stenovec: Okay,

Jack Mallers: We go out. We’ve already raised a convertible bond. Very accretive terms to our shareholders. We’ve been able to acquire Bitcoin in a phenomenal way. So that’s our Bitcoin treasury business. We’re going to raise capital, buy Bitcoin accretively. We also are going to build products. We plan to have cash flow. And so as a Bitcoin treasury company our sole purpose is not solely to accretively raise capital to acquire Bitcoin. It’s also to contribute to Bitcoin’s story through technology. Through the products, have customers, have cash flow. And we think that makes us materially different than a lot of the other, you know, maybe dozens of businesses, who knows their plans. But I want to be concretely clear that we see ourselves, again are we competing with a Coinbase or are we competing with a Strategy. And we think, why not both? We’re capable of both of those. And so I don’t know if I agree with the categorical marketing term of treasury company for Twenty One,

Tim Stenovec: What would you call yourself then?

Jack Mallers: A Bitcoin company. We want to be the best Bitcoin company in the world.

Tim Stenovec: And what does that actually involve? Because if we look at the landscape right now, we can see companies like Coinbase for example, that are really focused on being a marketplace, being an exchange. And then you have the Strategies that are focused on the treasury side of this. For you, where do you see the most area, the biggest area for growth?

Jack Mallers: Oh, you put it right on a tee for me. I’m going to hit it out of the park. That’s exactly the market hole we want to fill.

Tim Stenovec: What’s the hole though.

Jack Mallers: The hole.

Tim Stenovec: Those companies are there.

Jack Mallers: Yeah, but the hole is there’s a lot of exchanges that aren’t focused solely on Bitcoin. Bitcoin financial services. We think they’re missing the forest for the trees. Bitcoin is a $500 trillion asset in the making. These other technologies and crypto coins are maybe going to replace an Amazon. And so we think the focus on Bitcoin financial services and not getting diluted our focus through all these other speculative vehicles. And then for Strategy, Strategy is the founder of this Bitcoin treasury idea, which is an incredible business. And Michael Saylor has been able to prove that. But they have yet to explore the idea of bolting on an operating company on top of that and using capital markets and their balance sheet to monetize this Bitcoin trend. We think we can live in the intersection of those with my experience at Strike, Tether’s experience running stablecoins and USDT, SoftBank our access to capital there. We think we can do both and blend those worlds into what will be a very unique Bitcoin vehicle in the capital market.

Tim Stenovec: How do you know this is a problem that needs to be solved? What evidence do you have that this is a hole that needs to be filled?

Jack Mallers: Because my partners and co-founders made about $5 billion of net profit in Q2. That is Tether, and they hold Bitcoin on the balance sheet. They support a lot of Bitcoin adjacent businesses like mining, like lending, like brokerage services. And I myself at Strike, we just had our largest quarter ever. We’re one of the biggest financial services firms in the world when it comes to Bitcoin. So I don’t know if two better experts to lead the Bitcoin train in the capital markets than us. So the experience comes with our resume.

Tim Stenovec: What’s your outlook on the treasury part of this specifically because as we’ve been covering closely on this program, this is an area that has just exploded over the last couple of quarters. I mean, you have biotech companies going and becoming crypto treasury companies right now. Mike Novogratz has said the idea here might start to fade a little bit. Do you agree with that?

Jack Mallers: Well, I’ll give you an opinion on both sides. One side, you’ve got the fixed income market that’s been 40 years running only up that’s now turning down. That market’s rolling over. The 60/40 portfolio as we know it might be dead. Bonds are five straight years of red, of losses. And so you need to find ways to capitalize yourself. If it isn’t dollars, if it isn’t treasuries, if it isn’t an index of stocks, Bitcoin and assets like gold are maturing as a neutral reserve asset that you can capitalize yourself on. So I think more and more companies, governments, sovereigns, endowments, individuals will begin to capitalize on Bitcoin. Now to take the other side of is this market frothy? I think it is, right. What we’ve learned is creating a Bitcoin treasury company is not a scarcity within itself. Anybody can register a business, attempt to go public and try and raise money to buy Bitcoin. What we believe at Twenty One again, is the success is going to lie within the ability to attract massive swaths of capital and actually build a business on top of this opportunity that generates cash flow and has customers and is contributing real world market value to the end consumer. That’s at least our opinion. And we think that’s a far more scarcity than, you know, your 20th treasury company.

Tim Stenovec: Last time you were on our program, you gave this idea and it kind of went viral on X after we spoke. But it was this idea of the idea of existing and being paid to exist through cryptocurrency. The idea that, you know, you sitting there at work all day long, you’re not necessarily being compensated for what you’re doing, and you see crypto as being a solution to that. I got to be honest with you, I didn’t quite get it. Okay, I want you to paint that picture for me and get me on board.

Jack Mallers: Yeah. Well, so first of all, I think it’s Bitcoin, not crypto. You know that. But just to clarify for the audience, it’s Bitcoin specific.

Tim Stenovec: Well that’s just your view though. The Bitcoin is the crypto that you’re focused on.

Jack Mallers: Yeah. But I think it’s Bitcoin is the money within the crypto sphere

Tim Stenovec: Okay.

Jack Mallers: And the point really here is this Tim. Every single day you make a decision on how to get compensated for your time, your energy, your effort, your labor. I’m watching you. I’m sitting in the behind the scenes. I’m watching you haul your butt. You’re doing a great job on this show. You need to somehow capture the value you’re creating for all of us here, and you need to somehow save that value so that tomorrow you can pay rent, you can get groceries, you can travel home and see your parents.

Tim Stenovec: But that comes every two weeks in the form of a paycheck to me.

Jack Mallers: Right. But what the dollar…

Tim Stenovec: Bloomberg sees the value in that, they hired me.

Jack Mallers: Correct. So you’re going to get a paycheck in the form of dollars, but those dollars are losing value and the things that you need in your life, anywhere between 2% and 20% depends on what you want. You want a Caesar salad? 2%. You want a nice house? 20%. And so you need to find a way to persist and save and store that wealth. And you make a decision every single day, whether you know it or not. Unfortunately, because the dollar is being debased, everyone is a speculator here filming and watching us. And so you have to make that decision and in my opinion, over the last 15 years, and it will continue to be so. Bitcoin is the best place to do that. Take the wealth you’re creating today. Bring it with you tomorrow.

Tim Stenovec: Jack, I always love it when you join the show. We always have a good conversation.

Jack Mallers: You’re the man. Thanks.

Tim Stenovec: Jack Mallers, CEO and a co-founder of Twenty One Capital.

Additional Information and Where to Find It

Pubco and Twenty One have submitted confidentially a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) and intend to file publicly with the SEC the Registration Statement, which will include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination and certain convertible senior secured notes offering and common equity PIPE financings (the “PIPE Offerings” and, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEP as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Report does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, TWENTY ONE, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The convertible notes of Pubco and the CEP Class A ordinary shares to be issued in the PIPE Offerings have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, Twenty One, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, Twenty One and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, Twenty One or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and Twenty One, including expectations, intentions, plans, prospects regarding CEP, Pubco, Twenty One and the Proposed Transactions and statements regarding the anticipated timing of the completion of the Proposed Transactions, assets held by Pubco, use of proceeds and the satisfaction of closing conditions to the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of CEP’s shareholders, or any of the PIPE Offerings; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEP Class A ordinary shares or the shares of Class A common stock of Pubco, par value $0.01 per share (“Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, Twenty One or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or Twenty One filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEP, dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Twenty One and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, Twenty One and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, Twenty One nor Pubco presently know or that CEP, Twenty One and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, Twenty One and Pubco assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, Twenty One nor Pubco gives any assurance that either CEP, Twenty One or Pubco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEP, Twenty One or Pubco or any other person that the events or circumstances described in such statement are material.

5